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                                                                      EXHIBIT 19



[BALDWIN PIANO LOGO]
422 Wards Corner Road, Loveland, OH  45140-8390





BUSINESSES
---------------------------------------------------------------------------
Manufacturing
Acoustic pianos

Printed circuit boards and electro-mechanical assemblies for OEM manufacturers of electronic-based products.

RETAILING
Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis, Indiana; Lexington and Louisville, Kentucky

Independent keyboard dealers (400)

FINANCING

Consumer installment financing

HOME OFFICE
422 Wards Corner Road, Loveland, OH 45140-8390, (513)576-4500

MANUFACTURING LOCATIONS
Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
Juarez, Mexico

REGISTRAR AND TRANSFER AGENT
The Provident Bank, One East Fourth Street
Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol: BPAO

(PHOTO)
Baldwin Model 243
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THIRD QUARTER STATEMENT

TO OUR SHAREHOLDERS
November 3, 1997

Strong demand for pianos coupled with strides we have made in improving cycle times and in rolling out new marketing programs contributed to the ongoing positive trend in our music business.

Third-quarter sales rose 28% to $33.9 million, up from $26.5 million last year. Net income rose more than five fold to $1.1 million, or 31 cents per share, compared with $192,000, or 6 cents per share, for the same quarter a year ago.

The third-quarter impact of Baldwin's second-quarter 1997 decision to phase-out consignment sales added $2.3 million to sales and 2 cents per share to earnings for the quarter.

For the first nine months of 1997, net income rose to $2.9 million, or 86 cents per share, on sales of $103.6 million, compared with the net income of $1.6 million, or 48 cents per share, on sales of $79.8 million, a year ago. Without the impact of discontinuing consignment sales and other one-time events, net income through the first nine months of 1997 would have been $1.9 million, or 55 cents per share, on sales of $88.6 million.

As expected, our exit from consignment has resulted in higher third quarter sales and includes sales which, under consignment, would take place in the fourth quarter. In fact, we estimate that approximately half of our third-quarter sales increase was a result of shipments that would have otherwise fallen into the fourth quarter. While this in no way changes our outlook for a strong improvement in full-year financial performance, it will take a toll on fourth-quarter sales comparisons.

Contract Electronics has also begun to contribute to Baldwin's improving financial results. New customer development has produced the strongest sales increase in three years, fueling sales growth of 15 percent and 12 percent for the third quarter and first nine months, respectively.

Through the end of the third quarter, Baldwin's phase-out of consignment sales and the related decrease in inventory levels, has lowered Baldwin's debt to $30.4 million, a reduction of more than $15 million compared with a year ago. The company anticipates additional debt reduction in the fourth quarter.

All of Baldwin's major business segments experienced profitable growth in the third quarter. There is every indication that Contract Electronics growth will continue into the fourth quarter. Stripping away the impact of consignment sales, the Music side of our business will likewise be strong, but this will be less evident because of the quarter-to-quarter sales shift cited earlier.


/s/ Karen L. Hendricks

Karen L. Hendricks
Chairman, Chief Executive Officer
and President
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CONSOLIDATED SUMMARY OF EARNINGS (UNAUDITED)
(in thousands, except earnings per share)

                                                 Three Months Ended           Nine Months Ended
                                                     September 30,               September 30,
                                                     -------------               -------------
                                                  1997          1996          1997          1996
--------------------------------------------------------------------------------------------------
Net sales                                      $  33,915     $  26,508     $ 103,629     $  79,794
Cost of goods sold                                26,539        21,543        83,324        63,634
--------------------------------------------------------------------------------------------------
     Gross profit                                  7,376         4,965        20,305        16,160
Income on the sale of installment receivables      1,790         1,404         5,461         4,338
Interest income on installment receivables           300           336           854           985
Other operating income                               386           842         1,807         2,648
Selling, general and administrative expenses      (7,556)       (6,496)      (21,453)      (19,648)
Interest expense                                    (592)         (827)       (2,248)       (2,009)
--------------------------------------------------------------------------------------------------
     Earnings before income taxes                  1,704           224         4,726         2,474
Income taxes                                        (645)          (32)       (1,779)         (848)
--------------------------------------------------------------------------------------------------
     Net earnings                              $   1,059     $     192     $   2,947     $   1,626
--------------------------------------------------------------------------------------------------
Net earnings per share                         $     .31     $     .06     $     .86     $     .48
==================================================================================================
Average number of shares outstanding (000)         3,442         3,423         3,432         3,419
==================================================================================================
















CONSOLIDATED SUMMARY BALANCE SHEETS (UNAUDITED)
===============================================================================
(in thousands)
                                                                                 September 30,
                                                                                 -------------
                                                                              1997          1996
--------------------------------------------------------------------------------------------------
Assets
     Receivables, net                                                      $  23,756     $  15,414
     Inventories                                                              43,706        64,352
     Other current assets                                                      8,482         7,758
--------------------------------------------------------------------------------------------------
          Total current assets                                                75,944        87,524
   Installment receivables, less current portion                              15,882        12,547
   Property, plant and equipment, net                                         15,650        16,800
   Other assets                                                                4,740         5,466
--------------------------------------------------------------------------------------------------

          Total assets                                                     $ 112,216     $ 122,337
==================================================================================================

Liabilities and Shareholders' Equity
     Current portion of long-term debt                                     $  27,808     $  42,314
     Other current liabilities                                                15,359        13,678
--------------------------------------------------------------------------------------------------

          Total current liabilities                                           43,167        55,992
     Long-term debt, less current portion                                      2,675         3,575
     Other liabilities                                                         7,069         6,926
     Shareholders' equity                                                     59,305        55,844
--------------------------------------------------------------------------------------------------

          Total liabilities and shareholders' equity                       $ 112,216     $ 122,337
 =================================================================================================
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